Mail Stop 6010

May 14, 2008

VIA U.S. MAIL

Mr. Richard W. Wasielewski
Chief Financial Officer
1120 Wayzata Boulevard East
Suite 201
Wayzata, Minnesota 55391

      Re: **Nortech Systems Incorporated**
               Form 10-K for the year ended December 31, 2007
               Filed March 17, 2008
               File No. 000-13257

Dear Mr. Wasielewski:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Angela Crane
                        Accounting Branch Chief